APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Room and Boards LLC
Balance Sheet - unaudited
For the period ended 2/24/2020

	Current Period 31-Jan-20	Prior Period 31-Dec-19
ASSETS		
Current Assets:		
Cash	1,200.00	-
Petty Cash	300.00	-
Accounts Receivables	800.00	-
Inventory	14,000.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	16,300.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	9,000.00	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	9,000.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-

Other Assets		-
Total Other Assets		-
TOTAL ASSETS		**25,300.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable		-
Business Credit Cards	2,300.00	
Sales Tax Payable	800.00	
Payroll Liabilities	-	
Other Liabilities	-	
Current Portion of Long-Term Deb	-	
Total Current Liabilities	3,100.00	-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY		**3,100.00**
		-
Balance Sheet Check		22,200.00

I, Scott Pepper, certify that:

1. The financial statements of Room and Boards LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Room and Boards LLC has not been included in this Form as Room and Boards LLC was formed on 10/31/2018 and has not filed a tax return to date.

Signature DocuSigned by: Scott Pepper 051D90A0F1E24C7...

Name: Scott Pepper

Title: Owner

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